GLOBAL ENGINEERED SOLUTIONS

KAYDON CORPORATION

315 E. Eisenhower Parkway, Suite 300

Ann Arbor, MI 48108

T. 734.747.7025

F. 734.747.6565

www.kaydon.com

January 6, 2012

Mr. Terence O’Brien

Branch Chief

Mr. Al Pavot

Ms. Jenn Do

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Kaydon Corporation
Form 10-K filed February 25, 2011
File No. 1-11333

Dear Messrs. O’Brien and Pavot and Ms. Do:

Set forth below are the responses of Kaydon Corporation (the “Company”) to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission, dated December 19, 2011, with respect to the above referenced filing and Form 10-Q for the period ended July 2, 2011.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis, page 12

Overview, page 12

1.	You state that sales to the wind energy market moderated in the second half of 2010 as was expected, but the longer term outlook will be heavily influenced by both continued improvement in the economy and the resultant need for electricity, and greater clarity around public policy regarding alternative energy. We also note from page 17 of the April 2, 2011 Form 10-Q your statement that as a result of the anticipated changes in your wind market, going forward, you are opportunistically reallocating capacity designated to service the wind energy market to take

Mr. Terence O’Brien

Mr. Al Pavot

Ms. Jenn Do

January 6, 2012

advantage of opportunities in the still improving heavy equipment market. Please tell us how you are reallocating this capacity and what impact this reallocation is having or is anticipated to have on your results of operations, financial position and liquidity for the near- and long-term, as we do not see this matter addressed in either of the last two Form 10-Qs of 2011. Lastly, we note from page 1 and from your risk factor disclosure on page 5 that you have invested more than $80 million to expand your capacity to supply custom bearings to the wind energy market. Please tell us and disclose in future filings, beginning with the December 31, 2011 Form 10-K, the nature of this investment and address whether such investment should be impaired, given the outlook provided in the third quarter 2011 earnings release that wind energy sales are expected to decline further, on a year-over-year basis, in 2011 and possibly into 2012.

Response:

Our $80 million investment in wind energy capacity consists primarily of three production lines and other supplemental machinery and equipment capable of producing turntable bearings in diameters of 5 feet to 12 feet in our facilities in Monterrey, Mexico, and, to a lesser extent, supplemental machinery and equipment in our facility in Sumter, South Carolina, as well as related expenses in both locations. While this equipment was designated as wind energy capacity due to the expected demand, this machinery and equipment has the capability to manufacture large diameter bearings for heavy equipment and military applications as well.

Our efforts to opportunistically reallocate a portion of this capacity that had been designated to serve the wind energy market consists primarily of pursuing sales for alternative bearing applications of a size comparable to that required in the wind energy market, and which can be manufactured in our existing facilities on existing equipment without significant modification. Several heavy equipment bearing applications, such as mining and tunnel boring, for example, use large diameter bearings similar in size to the wind turbine generator pitch and yaw bearings which Kaydon manufactures. We noted in our April 2, 2011 Form 10-Q that we had begun efforts to opportunistically reallocate capacity to the heavy equipment market to provide information to investors regarding our ability to use a portion of our expanded large bearing manufacturing capacity due to changes in the wind market since we had described the new capacity as being designated for that market. The results of our reallocation efforts will be realized when any sales of these heavy equipment products occur.

The impact of the reallocation of this manufacturing capacity is not anticipated to have a material adverse impact on our results of operations, financial position or liquidity for either the near- or long-term. As noted above, the capacity designated to serve wind energy is also currently capable of manufacturing the large diameter bearings used in the heavy equipment markets without either relocation or significant modification, and therefore its reallocation does not result in significant cost to us. Any positive impact on our results of operations will depend on the success of our sales efforts.

We note our policy regarding long-lived asset impairment as stated in our Critical Accounting Policies and Estimates (page 20, 2010 Form 10-K):

We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful lives of long-lived assets including fixed assets and amortizable intangible assets may warrant revision or that remaining balances may not be recoverable. When factors indicate that such costs should be evaluated for possible impairment, we use an estimate of undiscounted future cash flows over the remaining lives of the long-lived assets that is compared to the carrying value of the asset to evaluate whether the asset costs are recoverable.

Mr. Terence O’Brien

Mr. Al Pavot

Ms. Jenn Do

January 6, 2012

To date, events and circumstances have not occurred that indicate the cost of our wind energy related investment may not be recoverable through future sales of large diameter turntable bearings. The expected wind energy sales provided in our third quarter 2011 earnings release of $60 million for 2011 and 2012 did not constitute factors that indicated our investment in wind energy should be evaluated for impairment.

We will disclose in future filings beginning with the December 31, 2011 Form 10-K the nature of the $80 million investment in wind energy as described above, and the risk that if conditions in the wind energy industry were to worsen and insufficient alternative uses for this equipment were found, an impairment could occur. As noted, we continually evaluate whether events and circumstances have affected the outlook for the wind energy industry and other industries using large diameter turntable bearings such that an evaluation of whether our investment is recoverable is warranted. We will further disclose in future filings beginning with the December 31, 2011 Form 10-K when factors indicate that these costs should be impaired, together with the amount of the impairment.

Form 10-Q for the period ended July 2, 2011

Results of Operations, page 13

2.	We note from pages 14 and 16 the “absence of a key military program that benefited 2010”, when discussing your second quarter sales for the Friction Control Products segment. Please revise future filings to the extent material to quantify the sales attributed to this program in 2010, as well as prior periods if applicable, and provide the facts and circumstances regarding this loss, i.e., whether the program had contractually terminated, the Company was out-bid, etc.

Response:

For the benefit of the Staff, the key military program referenced was a turret bearing application for two armored personnel vehicles for the military. The procurement program for these vehicles represented a three year surge in demand which was not expected to be sustained. The decline in Kaydon’s sales related to this program represented the planned winding down of the program, and not the loss of a contract by Kaydon. Sales of turret bearings related to this program were less than 10 percent of total sales of both Kaydon and the Friction Control Products segment in each quarter of 2009, 2010 and 2011 and, therefore, are not considered material to Kaydon’s or the segment’s financial condition by management. Period-over-period variations in turret bearings sales of this program were identified where appropriate in quarterly filings to assist investors in understanding the fluctuation in sales to the military market.

In future filings, when discussing performance of the Friction Control Products segment, we will quantify the sales attributable to this program to the extent material and disclose the circumstances regarding the variations in sales attributed to this program in the relevant periods.

*        *        *

Additionally, as requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Terence O’Brien

Mr. Al Pavot

Ms. Jenn Do

January 6, 2012

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact the undersigned at (734) 680-2009, or our legal counsel, Elizabeth Noe at Paul Hastings LLP at (404) 815-2287.

Sincerely,

/s/ Peter C. DeChants
Peter C. DeChants
Chief Financial Officer